

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

January 24, 2008

Kevin R. Keating, CEO
Catalyst Lighting Group, Inc.
PO Box 644220
Vero Beach, Florida 32964

      Re: **Catalyst Lighting Group Inc.**
                Amendment No. 1 to Registration Statement on
                Form 10-SB
                Filed January 11, 2008
                File No. 000-50385

Dear Mr. Keating:

      We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10SB

Part II, Item 3. Changes in and Disagreements with Accountants, page 31

1.   It appears that the updated letter from your former accountants stating whether they agree with your revised Item 304 disclosures, or the extent to which they do not agree, has been inadvertently omitted from the Form 10SB/A1. Please revise.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding this comment. Please contact Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Frederic M. Schweiger
        Fax (630) 692-0647